THORNBURG NEW MEXICO INTERMEDIATE MUNICIPAL FUND
A SHARES

Outperformed Tax-Free Money Market Funds

Investors sometimes ask us to compare New Mexico Intermediate Municipal Fund to money market fund returns. These investments have certain differences, and investors in New Mexico Intermediate Municipal Fund took more risk than money market fund investors to earn their higher returns.


Return from a hypothetical $10,000 investment
6/28/91 (inception of the Fund) through 3/31/01
$10,000
8,000
6,000
4,000
2,000
0
$3,220
$6,577
Donoghue's Tax-free Money Market Fund Average
Thornburg New Mexico Intermediate Municipal Fund
(after sales charges and fund expenses)

The chart above is for the Fund's Class A Shares only. See the inside front cover page for the 30-day SEC yield and the total returns at the maximum offering prices for one year, five years and since inception for each class of shares of the Fund.

Note 1: Future increases, if any, of any of these investments may bear no relationship to prior increases. Quotations for the money fund averages are based upon 30-day yield quotations for tax-exempt money funds as sourced from the "Tax-free Money Market Average CDA/Wiesenberger" for the months covered by this analysis. The increase for the Class A Shares of New Mexico Intermediate Municipal Fund is based upon the dividends paid for the months covered by this analysis, the beginning offering price at $12.31 per share and the ending NAV at $13.07 per share. These investments returned the $10,000 initial investment in addition to the amounts shown above.

Note 2: This analysis does not take into account the effect, if any, caused by state and local income taxes. The portion of the increase, if any, of Intermediate Municipal Fund representing appreciation of the share price is assumed to be taxed at a 20% federal tax rate. The average money market fund increases shown above may differ from the return of a particular money market fund. It is not possible to invest in this money fund average.

Note 3: Generally, money market funds seek to maintain an investment portfolio with an average maturity of 90 days or less. New Mexico Intermediate Municipal Fund invests in short-to-intermediate maturity municipal obligations. The net asset value of the money funds did not flucuate. The net asset value of the Class A Shares of THNMX did vary from time to time, and will continue to vary in the future due to the effect of changes in interest rates on the value of the investments the Fund holds. The analysis assumes that the investor received the net asset value of the shares owned, plus accrued income, at time of sale. Redemptions are made at the then current net asset value, which may give you a gain or loss when you sell your shares.

Note 4: This analysis assumes that the dividends from each of these investment vehicles were reinvested and compounded monthly. Most money funds declare dividends daily and pay them monthly. New Mexico Intermediate Municipal Fund also declares dividends daily and pays them monthly.

Thornburg New Mexico Intermediate Municipal Fund

INDEX COMPARISON

Compares performance of the Intermediate New Mexico Fund, the Merrill Lynch Municipal Bond (7-12 year) Index and the Consumer Price Index, June 18, 1991 to March 31, 2001. On March 31, 2001, the weighted average securities ratings of the Index and the Fund were AA and AA, respectively, and the weighted average portfolio maturities of the Index and the Fund were 9.5 years and 6.4 years, respectively. Past performance of the Index and the Fund may not be indicative of future performance.





Class A
Average Annual Total Returns (at max. offering price) (periods ended 3.31.01)

One Year:	5.02%
Five Years:	4.42%
From Inception (6/18/91):	5.69%

Class D
Average Annual Total Returns (at max. offering price) (periods ended 3.31.01)

One Year:	6.69%
From Inception (6/1/99):	4.06%